[redacted]

DBS

08005885

082-03172

November 7, 2008

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SEC Mail Processing
Section

NOV 12 2008

Washington, DC
111

SUPPL

Dear Sirs

UNAUDITED RESULTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2008

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the third quarter ended 30 September 2008.

Yours sincerely

Linda Hoon
Group Secretary
6878 5311

PROCESSED
NOV 19 2008
THOMSON REUTERS

enc.

LH/et

11/17

F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2008\6 Nov\finance result-ltr.doc

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No. 199901152M

DBS
DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the third quarter ended 30 September 2008.

For the third quarter of 2008, the Directors have declared an interim one-tier tax-exempt dividend of 20 cents (third quarter 2007: 20 cents less 18% tax) for each DBSH ordinary share.

The third quarter 2008 dividend will be payable on 4 December 2008. The DBSH shares will be quoted ex-dividend on 19 November 2008. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on 24 November 2008. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on 21 November 2008 will be registered to determine shareholders' entitlement to the third quarter 2008 dividend. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the third quarter 2008 dividend will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Linda Hoon
Group Secretary

6 November 2008
Singapore

More information on the above announcement is available at www.dbs.com/investor

Performance Summary

Unaudited Financial Results
For the Third Quarter ended
30 September 2008

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its condensed consolidated DBSH Group ("Group") interim financial statements in accordance with Singapore Financial Reporting Standard ("FRS") No. 34 Interim Financial Reporting, as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2007, with the exception of the adoption of new or revised FRS and Interpretations to FRS ("INT FRS").

On 1 January 2008, the Group adopted the new or revised INT FRS, which are issued by the Accounting Standard Council ("ASC"), that are relevant for the Group.

- INT FRS 111: FRS 102 – Group and Treasury Share Transactions
- INT FRS 114: FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Arising from the recent amendments by the International Accounting Standards Board (IASB) to FRS 39 Financial Instruments: Recognition and Measurement and FRS 107 Financial Instruments: Disclosures – Reclassification of Financial Assets, the Group has reclassified some financial assets from the "Held for Trading" (HFT) to the "Available for Sale" (AFS) category. Additional disclosures on these financial assets are on page 27.

The Group has also initiated a review process which could result in the reclassification of certain financial assets from the AFS to the "Loans & Receivables" category. The financial impact of this review, should it result in any reclassification, will be reflected in the Fourth Quarter 2008 results announcement.

	3rd Qtr 2008	3rd Qtr 2007 [1/]	% chg	2nd Qtr 2008	% chg	9 Mths 2008	9 Mths 2007 [1/]	% chg
Selected income statement items ($m)								
Net interest income	1,071	1,048	2	1,058	1	3,186	3,049	4
Net fee and commission income	316	403	(22)	342	(8)	1,011	1,083	(7)
Other non-interest income	11	86	(87)	199	(94)	363	498	(27)
Total income	1,398	1,537	(9)	1,599	(13)	4,560	4,630	(2)
Expenses	578	652	(11)	687	(16)	1,921	1,970	(2)
Profit before allowances	820	885	(7)	912	(10)	2,639	2,660	(1)
Allowances for credit and other losses	319	80	>100	56	>100	515	249	>100
Profit before tax	522	832	(37)	877	(40)	2,189	2,489	(12)
Net profit	402	648	(38)	668	(40)	1,673	1,929	(13)
One-time items [2/]	(23)	(38)	39	(16)	44	(39)	(142)	73
Net profit including one-time items	379	610	(38)	652	(42)	1,634	1,787	(9)
Selected balance sheet items ($m)								
Customer loans [3/]	127,541	104,714	22	118,615	8	127,541	104,714	22
Interbank assets [4/]	29,592	32,478	(9)	30,535	(3)	29,592	32,478	(9)
Total assets	260,241	230,577	13	248,688	5	260,241	230,577	13
Customer deposits [5/]	166,448	144,185	15	158,726	5	166,448	144,185	15
Total liabilities	235,908	207,548	14	224,300	5	235,908	207,548	14
Shareholders' funds	20,141	20,311	(1)	20,284	(1)	20,141	20,311	(1)

	3rd Qtr 2008	3rd Qtr 2007	2nd Qtr 2008	9 Mths 2008	9 Mths 2007
Key financial ratios (%) (excluding one-time items) 6/					
Net interest margin	1.99	2.14	2.04	2.04	2.19
Non-interest/total income	23.4	31.8	33.8	30.1	34.1
Cost/income ratio	41.3	42.4	43.0	42.1	42.5
Return on assets	0.63	1.14	1.07	0.90	1.20
Return on equity 7/	7.93	12.96	13.00	10.91	13.21
Loan/deposit ratio	76.6	72.6	74.7	76.6	72.6
NPL ratio	1.3	1.2	1.4	1.3	1.2
Specific allowances (loans)/average loans (bp)	34	11	18	22	10
Tier 1 capital adequacy ratio	9.7	9.2	10.0	9.7	9.2
Total capital adequacy ratio	13.4	14.0	13.8	13.4	14.0
Per share data ($)					
Per basic share					
– earnings excluding one-time items and goodwill charges	1.05	1.70	1.76	1.46	1.69
– earnings	1.03	1.68	1.74	1.44	1.60
– net book value 7/	12.95	13.10	13.05	12.95	13.10
Per diluted share					
– earnings excluding one-time items and goodwill charges	1.01	1.63	1.69	1.41	1.62
– earnings	1.00	1.61	1.68	1.38	1.53
– net book value 7/	12.69	12.82	12.78	12.69	12.82

Notes:
1/ Figures have been reclassified to make them consistent with the current period's presentation
2/ One-time items include impairment charges for Thai investment, gains on sale of office buildings in Hong Kong and allowance write-back for a Singapore property
3/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
5/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
6/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
7/ Minority interests are not included as equity in the computation of net book value and return on equity
NM Not Meaningful

Third-quarter net profit amounted to $402 million, 40% lower than the previous quarter and 38% below a year ago. Revenues fell 13% from the previous quarter to $1.40 billion as dislocations in financial markets affected market-related income streams. General and specific allowances were also higher. The results included a $70 million charge set aside for compensation to certain customers who bought Lehman-exposed investments.

Net interest income rose 1% from the previous quarter to $1.07 billion as loans rose 8%, more than offsetting the impact of a five basis point decline in interest margins to 1.99%. Fee income outside of capital market activities was little changed from the previous quarter and was higher than a year ago.

Total fee income, however, fell 8% from the previous quarter and 22% from a year ago to $316 million due to significant declines in market-related fee income streams. A weaker trading performance reduced other non-interest income to $11 million from $199 million in the previous quarter.

Partially offsetting the lower revenues was a 16% reduction in expenses to $578 million as wage bonus accruals fell. The cost-income ratio of 41% improved from the 43% in the previous quarter.

The amount of non-performing loans was little changed from the previous quarter at $1.69 billion, with the NPL rate also little changed at 1.3%. Specific allowances for loans, however, rose to 34 basis points from 18 basis points in the previous quarter, with the biggest increase due to NPLs to individuals for equity market financing.

General allowances were also increased to further strengthen the balance sheet against increased macroeconomic uncertainties. These additional allowances enabled the coverage for non-asset-backed CDOs to be raised from 6% previously to 25%.

Total cumulative allowances amounted to 123% of non-performing assets from 116% in the previous quarter.

Return on assets was 0.63% compared to 1.14% a year ago and 1.07% in the previous quarter. Return on equity fell to 7.9% from 13.0% a year ago as well as the previous quarter.

There was a separate impairment charge of $23 million for the group's investment in TMB Bank which, if included, would bring net earnings to $379 million.

For the nine months, net profit excluding one-time items fell 13% from a year ago to $1.67 billion, with return on equity declining from 13.2% to 10.9%.

NET INTEREST INCOME

Average balance sheet	3rd Qtr 2008 Average balance ($m)	3rd Qtr 2008 Interest ($m)	3rd Qtr 2008 Average rate (%)	3rd Qtr 2007 Average balance ($m)	3rd Qtr 2007 Interest ($m)	3rd Qtr 2007 Average rate (%)	2nd Qtr 2008 Average balance ($m)	2nd Qtr 2008 Interest ($m)	2nd Qtr 2008 Average rate (%)
Interest-bearing assets									
Customer loans	122,205	1,254	4.08	100,608	1,405	5.54	113,462	1,154	4.09
Interbank assets	41,233	243	2.35	39,693	344	3.44	41,293	262	2.54
Securities	50,841	528	4.13	54,344	613	4.47	53,628	519	3.89
Total	214,279	2,025	3.76	194,645	2,362	4.81	208,383	1,935	3.73
Interest-bearing liabilities									
Customer deposits	162,150	582	1.43	142,616	777	2.16	157,807	487	1.24
Other borrowings	40,429	372	3.66	42,880	537	4.97	40,799	390	3.84
Total	202,579	954	1.87	185,496	1,314	2.81	198,606	877	1.77
Net interest income/margin 1/		1,071	1.99		1,048	2.14		1,058	2.04

Average balance sheet	9 Mths 2008 Average balance ($m)	9 Mths 2008 Interest ($m)	9 Mths 2008 Average rate (%)	9 Mths 2007 Average balance ($m)	9 Mths 2007 Interest ($m)	9 Mths 2007 Average rate (%)
Interest-bearing assets						
Customer loans	115,474	3,716	4.30	94,823	3,975	5.61
Interbank assets	40,385	763	2.52	37,005	948	3.43
Securities	52,765	1,628	4.12	54,155	1,815	4.48
Total	208,624	6,107	3.91	185,983	6,738	4.84
Interest-bearing liabilities						
Customer deposits	158,151	1,742	1.47	138,882	2,277	2.19
Other borrowings	40,242	1,179	3.91	37,789	1,412	5.00
Total	198,393	2,921	1.97	176,671	3,689	2.79
Net interest income/margin 1/		3,186	2.04		3,049	2.19

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets

Net interest income rose 1% from the previous quarter and 2% from a year ago to $1.07 billion due to higher asset volumes, particularly customer loans. The benefit was partially offset by lower interest margins as asset yields rose less than liability costs.

While customer loan yields were stable and securities yields were higher compared to the previous quarter, interbank assets yields declined as tenors were shortened as part of the group's liquidity risk management.

Customer deposit costs rose from the previous quarter as the deposit mix shifted towards higher-yielding foreign currencies during the quarter. Deposit costs in Hong Kong also rose.

For the nine months, net interest income rose 4% to $3.19 billion as the impact of higher asset volumes was partially offset by lower interest margins.

Volume and rate analysis ($m) Increase/(decrease) due to change in	3rd Qtr 2008 versus 3rd Qtr 2007			3rd Qtr 2008 versus 2nd Qtr 2008		
	Volume	Rate	Net change	Volume	Rate	Net change
Interest income						
Customer loans	301	(453)	(152)	89	(3)	86
Interbank assets	13	(114)	(101)	-	(20)	(20)
Securities	(40)	(45)	(85)	(27)	30	3
Total	274	(612)	(338)	62	7	69
Interest expense						
Customer deposits	106	(302)	(196)	13	76	89
Other borrowings	(35)	(130)	(165)	(4)	(18)	(22)
Total	71	(432)	(361)	9	58	67
Net impact on interest income	203	(180)	23	53	(51)	2
Due to change in number of days			-			11
Net Interest Income			23			13

Volume and rate analysis ($m) Increase/(decrease) due to change in	9 Mths 2008 versus 9 Mths 2007		
	Volume	Rate	Net change
Interest income			
Customer loans	866	(1,139)	(273)
Interbank assets	87	(276)	(189)
Securities	(46)	(146)	(192)
Total	907	(1,561)	(654)
Interest expense			
Customer deposits	316	(858)	(542)
Other borrowings	106	(344)	(238)
Total	422	(1,202)	(780)
Net impact on interest income	485	(359)	126
Due to change in number of days			11
Net Interest Income			137

NET FEE AND COMMISSION INCOME

($m)	3rd Qtr 2008	3rd Qtr 2007	% chg	2nd Qtr 2008	9 Mths 2008	9 Mths 2007	% chg
Stockbroking	31	72	(57)	39	120	183	(34)
Investment banking	20	57	(65)	25	74	134	(45)
Trade and remittances	61	52	17	56	169	150	13
Loan related	77	66	17	82	249	179	39
Guarantees	13	9	44	14	38	26	46
Deposit related	19	20	(5)	22	60	61	(2)
Credit card	38	36	6	38	107	98	9
Fund management	4	10	(60)	9	27	32	(16)
Wealth management	35	64	(45)	45	120	179	(33)
Others	18	17	6	12	47	41	15
Total	316	403	(22)	342	1,011	1,083	(7)

Net fee and commission income fell 8% from the previous quarter and 22% from a year ago to $316 million due to significantly lower contributions from capital market activities. Stockbroking, investment banking and wealth management revenues decreased 21% from the previous quarter and 55% from a year ago.

Revenues from other fee income segments was little changed from the previous quarter and rose 10% from a year ago.

For the nine months, net fee income declined 7% to $1.01 billion as lower contributions from capital market activities were partially offset by stronger revenues from other areas such as loan syndication and trade and remittances.

OTHER NON-INTEREST INCOME

($m)	3rd Qtr 2008	3rd Qtr 2007 [1/]	% chg	2nd Qtr 2008	9 Mths 2008	9 Mths 2007 [1/]	% chg
Net trading (loss)/income	(281)	(63)	(>100)	111	(331)	205	NM
From trading businesses	(303)	(47)	(>100)	88	(367)	222	NM
From other businesses	22	(16)	NM	23	36	(17)	NM
Net income/(loss) from financial instruments designated at fair value	268	5	>100	26	379	(90)	NM
Net income on financial investments	3	128	(98)	49	263	346	(24)
Net gain on fixed assets [2/]	2	2	-	-	5	6	(17)
Others (include rental income)	19	14	36	13	47	31	52
Total	11	86	(87)	199	363	498	(27)

Notes:
1/ Figures have been reclassified to make them consistent with the current period's presentation
2/ Exclude one-time items
NM Not Meaningful

Trading activities (including financial instruments designated at fair value) recorded a loss of $13 million and included net losses related to the unwinding of Lehman-exposed investment products. The trading results included $74 million of gains from the reclassification of certain trading assets as available-for-sale investment securities in line with recent amendments to accounting standards.

Net income from the sale of financial investments fell to $3 million, significantly below both comparative periods when conditions were conducive for profit taking on equity investments.

For the nine months, trading activities recorded a gain of $48 million compared to a gain of $115 million a year ago. Net income from the sale of financial investments was also lower, falling 24% to $263 million.

EXPENSES

($m)	3rd Qtr 2008	3rd Qtr 2007	% chg	2nd Qtr 2008	9 Mths 2008	9 Mths 2007	% chg
Staff	188	347	(46)	370	910	1,061	(14)
Occupancy	66	53	25	61	185	157	18
Computerisation	115	106	8	109	326	329	(1)
Revenue-related	38	38	-	40	112	98	14
Others	171	108	58	107	388	325	19
Total	578	652	(11)	687	1,921	1,970	(2)
Staff headcount at period-end	15,591	13,842	13	15,219	15,591	13,842	13
Included in the above table were:							
Depreciation of properties and other fixed assets	42	32	31	37	113	94	20
Director's fees	1	#	NM	1	3	1	>100
Audit fees payable	1	2	(50)	2	5	5	-

Amount under $500,000
NM Not Meaningful

Expenses fell 16% from the previous quarter and 11% from a year ago to $578 million through disciplined management of controllable expenses.

Staff costs fell 49% from the previous quarter and 46% from a year ago to $188 million as bonus accruals fell. Headcount rose 2% from the previous quarter, with all of the increase coming from outside Singapore and Hong Kong.

Non-staff costs rose 23% from the previous quarter and 28% from a year ago due to a $70 million charge for compensation to certain structured investment customers.

For the nine months, expenses fell 2% to $1.92 billion mainly due to lower wage costs. The decrease was in line with revenues, leaving the cost-income ratio little changed at 42%.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	3rd Qtr 2008	3rd Qtr 2007	% chg	2nd Qtr 2008	9 Mths 2008	9 Mths 2007	% chg
General allowances (GP)	129	10	>100	(31)	188	136	38
Specific allowances (SP) for loans	106	28	>100	52	195	76	>100
Singapore	31	(8)	NM	9	63	(17)	NM
Hong Kong	58	17	>100	37	110	54	>100
Other countries	17	19	(11)	6	22	39	(44)
Specific allowances (SP) for securities, properties and other assets [1/]	84	42	100	35	132	37	>100
Total	319	80	>100	56	515	249	>100

Note:
1/ Exclude one-time items
NM Not Meaningful

Specific allowances for loans rose from $52 million in the previous quarter to $106 million. Half of the increase was due to charges for equity financing to individuals in Singapore and Hong Kong. Charges for SMEs in Hong Kong and corporates in other countries also rose.

Specific allowances for other assets increased from $35 million in the previous quarter to $84 million and was for investments in debt securities issued by certain US and European financial institutions. The amounts represented substantially all of the exposure to these institutions.

General allowances of $129 million were taken to increase the coverage of non-asset-backed CDO investments to 25%. General allowances for loans were not taken during the quarter as existing allowances continued to be adequate for total loan exposures net of collateral.

For the nine months, total allowances more than doubled to $515 million, with specific allowances for loans and securities accounting for most of the increase.

PERFORMANCE BY BUSINESS UNIT

($m)	CBG	EB	CIB	GFM	CTU	Central Ops	Total
Selected income items							
3rd Qtr 2008 1/							
Net interest income	269	190	231	262	177	(58)	1,071
Non-interest income	152	99	133	(40)	(40)	23	327
Expenses	353	101	102	132	12	(122)	578
Allowances for credit and other losses	14	60	106	26	201	(88)	319
Profit before tax	54	128	156	66	(76)	194	522
2nd Qtr 2008 1/							
Net interest income	292	189	219	294	164	(100)	1,058
Non-interest income	174	102	162	60	(54)	97	541
Expenses	276	96	103	154	8	50	687
Allowances for credit and other losses	11	31	(6)	1	5	14	56
Profit before tax	179	164	284	197	97	(44)	877
3rd Qtr 2007 1/							
Net interest income	427	195	188	254	95	(111)	1,048
Non-interest income	182	89	134	(66)	(6)	156	489
Expenses	278	92	105	108	6	63	652
Allowances for credit and other losses	5	19	82	1	68	(95)	80
Profit before tax	326	173	135	81	15	102	832
9 Mths 2008 1/							
Net interest income	887	568	656	881	472	(278)	3,186
Non-interest income	487	321	454	0	(54)	166	1,374
Expenses	884	291	303	418	33	(8)	1,921
Allowances for credit and other losses	31	105	177	50	219	(67)	515
Profit before tax	459	493	630	415	166	26	2,189
9 Mths 2007 1/							
Net interest income	1,300	590	518	670	251	(280)	3,049
Non-interest income	501	298	514	53	4	211	1,581
Expenses	802	270	295	361	26	216	1,970
Allowances for credit and other losses	19	82	161	5	68	(86)	249
Profit before tax	980	536	576	368	161	(132)	2,489
Selected balance sheet and other items							
30 Sept 2008							
Total assets before goodwill	35,575	29,281	67,948	88,389	28,336	4,865	254,394
Total liabilities	90,899	25,898	34,090	56,088	1,890	27,043	235,908
Capital expenditure for 3rd Qtr 2008	9	2	6	11	-	39	67
Depreciation for 3rd Qtr 2008	10	-	2	3	-	27	42
30 Jun 2008							
Total assets before goodwill	34,214	26,424	64,263	85,560	27,980	4,409	242,850
Total liabilities	88,978	22,842	31,795	52,895	1,582	26,208	224,300
Capital expenditure for 2nd Qtr 2008	21	-	1	3	-	139	164
Depreciation for 2nd Qtr 2008	8	1	1	3	-	24	37

Note:
1/ Allowances for credit and other losses and profits exclude one-time items

($m)	CBG	EB	CIB	GFM	CTU	Central Ops	Total
31 Dec 2007							
Total assets before goodwill	32,148	22,738	56,569	84,444	27,930	3,920	227,749
Total liabilities	83,171	21,311	30,733	47,667	1,458	26,093	210,433
Capital expenditure for 4th Qtr 2007	27	1	3	4	-	42	77
Depreciation for 4th Qtr 2007	6	1	2	3	-	20	32
30 Sept 2007							
Total assets before goodwill	32,116	22,599	52,061	86,083	28,007	3,868	224,734
Total liabilities	80,457	20,122	24,809	53,119	1,791	27,250	207,548
Capital expenditure for 3rd Qtr 2007	11	1	1	2	-	38	53
Depreciation for 3rd Qtr 2007	6	1	2	3	-	20	32

Consumer Banking's (CBG) net interest income fell from both the previous quarter and a year ago due to lower deposit and loan margins despite higher deposit volumes. Non-interest income was also lower than both comparative periods from lower wealth management sales. The increase in expenses from both comparative periods was due to operating costs, including a $70 million charge for compensation to certain structured investment customers. Allowances were higher due to specific allowances.

Enterprise Banking's (EB) net interest income was stable from the previous quarter as loan growth was offset by lower Hong Kong loan margins. Non-interest income was little changed from the previous quarter but rose from a year ago as fee-based activities increased. Higher operating costs accounted for the increase in expenses from the previous quarter and a year ago. The increase in allowances from both comparative periods was due to higher general allowances and Hong Kong specific allowances.

Corporate and Investment Banking's (CIB) net interest income rose from the previous quarter and a year ago due to higher loan volumes. Loan margins were higher than a year ago but offset by lower deposit margins. Non-interest income was lower than the previous quarter due to a decline in capital market activities. Expenses were stable compared to both earlier periods. Higher general allowances accounted for most of the increase in total allowances from the previous quarter (when there had been a general allowance write-back) while specific allowances were higher than a year ago.

Global Financial Markets' (GFM) non-interest income recorded a loss from credit market activities. Expenses fell from the previous quarter due to lower staff costs.

Central Treasury Unit (CTU) manages the Group's asset and liability interest rate positions as well as its investments. Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected income items						
3rd Qtr 2008 [1/]						
Net interest income	696	213	86	41	35	1,071
Non-interest income	188	109	7	21	2	327
Expenses	286	170	65	42	15	578
Allowances for credit and other losses	214	62	18	17	8	319
Profit before tax	394	90	13	11	14	522
2nd Qtr 2008 [1/]						
Net interest income	709	214	66	38	31	1,058
Non-interest income	275	138	17	75	36	541
Expenses	412	175	39	44	17	687
Allowances for credit and other losses	11	40	2	(2)	5	56
Profit before tax	563	137	51	81	45	877
3rd Qtr 2007 [1/]						
Net interest income	693	265	23	50	17	1,048
Non-interest income	303	136	24	14	12	489
Expenses	398	176	29	35	14	652
Allowances for credit and other losses	23	26	6	28	(3)	80
Profit before tax	581	199	18	16	18	832
9 Mths 2008 [1/]						
Net interest income	2,126	652	193	120	95	3,186
Non-interest income	710	424	60	136	44	1,374
Expenses	1,099	518	138	120	46	1,921
Allowances for credit and other losses	322	121	32	22	18	515
Profit before tax	1,430	437	97	150	75	2,189
9 Mths 2007 [1/]						
Net interest income	2,013	813	65	107	51	3,049
Non-interest income	963	398	80	100	40	1,581
Expenses	1,240	509	79	100	42	1,970
Allowances for credit and other losses	74	69	27	55	24	249
Profit before tax	1,683	633	45	103	25	2,489
Total assets before goodwill						
30 Sept 2008	165,603	48,782	16,717	10,502	12,790	254,394
30 Jun 2008	159,295	45,284	16,115	10,059	12,097	242,850
31 Dec 2007	149,462	47,664	10,905	8,199	11,519	227,749
30 Sept 2007	146,606	49,937	10,045	7,631	10,515	224,734

Note:
1/ Allowances for credit and other losses and profits exclude one-time items

Singapore

Net interest income was lower than the previous quarter as the benefit of higher asset volumes was more than offset by lower margins. Non-interest income was lower than both comparative periods because of lower capital market activities.

Expenses declined as staff costs were lower than both comparative periods.

Allowances rose due to an increase in general allowances and specific allowances for both loans and investment securities.

Hong Kong

The third quarter's results incorporate an appreciation of the Singapore dollar against the Hong Kong dollar of 7% from a year ago and a depreciation of 3% from the previous quarter.

Net interest income was similar to the previous quarter as the impact of higher asset volumes was offset by a decline in margins. It was below a year ago due to lower margins. Non-interest income was lower than both comparative periods as a result of lower sales of wealth management products and capital market activities.

Both staff and operating costs were lower than the previous quarter. The increase in allowances from both comparative periods was due to higher specific allowances for Enterprise Banking and for margin lending to individuals.

CUSTOMER LOANS [1/]

($m)	30 Sept 2008	30 Jun 2008	31 Dec 2007	30 Sept 2007
Gross	129,255	120,314	109,774	106,161
Less:				
Specific allowances	711	702	436	505
General allowances	1,003	997	905	942
Net total	127,541	118,615	108,433	104,714
By business unit				
Consumer Banking	34,111	33,166	31,213	31,367
Enterprise Banking	27,995	25,167	22,334	22,531
Corporate and Investment Banking	60,105	54,986	48,940	45,675
Others	7,044	6,995	7,287	6,588
Total (Gross)	129,255	120,314	109,774	106,161
By geography				
Singapore	72,622	68,056	62,019	57,996
Hong Kong	33,405	30,679	29,141	31,254
Rest of Greater China	10,123	9,542	6,371	5,473
South and South-east Asia	5,915	5,062	4,737	4,425
Rest of the world	7,190	6,975	7,506	7,013
Total (Gross)	129,255	120,314	109,774	106,161
By industry				
Manufacturing	17,108	15,417	14,469	13,948
Building and construction	17,445	15,906	13,004	12,225
Housing loans	28,843	28,039	26,306	26,494
General commerce	12,588	12,303	10,042	9,865
Transportation, storage & communications	12,878	11,854	11,169	10,075
Financial institutions, investment & holding companies	14,695	12,499	13,919	13,781
Professionals & private individuals (except housing loans)	10,685	10,697	9,758	9,770
Others	15,013	13,599	11,107	10,003
Total (Gross)	129,255	120,314	109,774	106,161
By currency and fixed/variable pricing				
Singapore dollar	51,387	46,778	42,675	41,974
Fixed rates	14,958	13,802	10,597	9,735
Floating or adjustable rates	36,429	32,976	32,078	32,239
Hong Kong dollar	29,900	27,340	26,012	28,317
Fixed rates	694	644	614	783
Floating or adjustable rates	29,206	26,696	25,398	27,534
US dollar	29,428	27,871	25,595	20,461
Fixed rates	2,054	1,475	1,595	559
Floating or adjustable rates	27,374	26,396	24,000	19,902
Others	18,540	18,325	15,492	15,409
Fixed rates	3,247	3,109	2,858	1,452
Floating or adjustable rates	15,293	15,216	12,634	13,957
Total (Gross)	129,255	120,314	109,774	106,161

Note:
1/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet

Gross customer loans rose 7% from the previous quarter, with 2% points accounted for by the appreciation of the US and Hong Kong currencies against the Singapore dollar during the quarter. The growth was led by Singapore-dollar loans to a wide range of sectors and by loans in Hong Kong. For the nine months, gross loans rose 18%, led by Singapore-dollar loans to corporates.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE [1/]

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Sept 2008						
Consumer Banking	309	107	340	0.9	145	297
Enterprise Banking	927	455	276	3.3	79	137
Corporate and Investment Banking	252	107	600	0.4	280	446
Others	199	118	(160)	2.8	(21)	(38)
Total non-performing loans (NPL)	1,687	787	1,056	1.3	109	193
Debt securities	285	252	290	-	190	216
Contingent liabilities	82	7	137	-	176	2,171
Total non-performing assets (NPA)	2,054	1,046	1,483	-	123	209
30 Jun 2008						
Consumer Banking	327	129	331	1.0	141	253
Enterprise Banking	972	482	247	3.9	75	130
Corporate and Investment Banking	215	71	542	0.4	285	413
Others	168	71	(64)	2.2	4	10
Total non-performing loans (NPL)	1,682	753	1,056	1.4	108	189
Debt securities	198	191	158	-	176	181
Contingent liabilities	98	7	134	-	144	463
Total non-performing assets (NPA)	1,978	951	1,348	-	116	195
31 Dec 2007						
Consumer Banking	238	65	312	0.8	158	368
Enterprise Banking	690	342	220	3.1	82	154
Corporate and Investment Banking	178	50	489	0.4	302	641
Others	62	34	(41)	0.9	(10)	(13)
Total non-performing loans (NPL)	1,168	491	980	1.1	126	246
Debt securities	160	152	192	-	215	224
Contingent liabilities	114	9	120	-	113	304
Total non-performing assets (NPA)	1,442	652	1,292	-	135	245

Note:
1/ Allowances for credit and other losses exclude one-time items

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Sept 2007						
Consumer Banking	258	69	315	0.8	149	360
Enterprise Banking	726	350	235	3.2	81	153
Corporate and Investment Banking	246	116	439	0.5	225	426
Others	35	30	6	0.5	106	164
Total non-performing loans ("NPL")	1,265	565	995	1.2	123	243
Debt securities	42	36	114	-	357	416
Contingent liabilities	119	9	130	-	117	318
Total non-performing assets ("NPA")	1,426	610	1,239	-	130	256

Note:
1/ Allowances for credit and other losses exclude one-time items

By geography	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
30 Sept 2008						
Singapore	531	235	338	0.8	108	213
Hong Kong	467	223	330	1.4	119	212
Rest of Greater China	437	226	124	3.8	80	139
South and South-east Asia	110	56	145	1.1	182	194
Rest of the World	142	47	119	1.2	117	242
Total non-performing loans	1,687	787	1,056	1.3	109	193
Debt securities	285	252	290	-	190	216
Contingent liabilities	82	7	137	-	176	2,171
Total non-performing assets	2,054	1,046	1,483	-	123	209
30 Jun 2008						
Singapore	558	219	398	0.9	110	221
Hong Kong	437	200	301	1.5	115	217
Rest of Greater China	483	273	119	4.4	81	124
South and South-east Asia	90	42	131	1.0	193	221
Rest of the World	114	19	107	1.1	111	229
Total non-performing loans	1,682	753	1,056	1.4	108	189
Debt securities	198	191	158	-	176	181
Contingent liabilities	98	7	134	-	144	463
Total non-performing assets	1,978	951	1,348	-	116	195
31 Dec 2007						
Singapore	533	237	414	1.0	122	244
Hong Kong	418	174	284	1.5	109	190
Rest of Greater China	80	28	87	1.0	144	463
South and South-east Asia	71	41	116	0.9	221	281
Rest of the World	66	11	79	0.5	137	849
Total non-performing loans	1,168	491	980	1.1	126	246
Debt securities	160	152	192	-	215	224
Contingent liabilities	114	9	120	-	113	304
Total non-performing assets	1,442	652	1,292	-	135	245
30 Sept 2007						
Singapore	627	273	421	1.2	111	228
Hong Kong	352	159	310	1.1	133	257
Rest of Greater China	77	27	79	1.1	138	446
South and South-east Asia	138	94	106	1.9	146	170
Rest of the World	71	12	79	0.8	127	682
Total non-performing loans	1,265	565	995	1.2	123	243
Debt securities	42	36	114	-	357	416
Contingent liabilities	119	9	130	-	117	318
Total non-performing assets	1,426	610	1,239	-	130	256

By industry ($m)	30 Sept 2008 NPA	30 Sept 2008 SP	30 Jun 2008 NPA	30 Jun 2008 SP	31 Dec 2007 NPA	31 Dec 2007 SP	30 Sept 2007 NPA	30 Sept 2007 SP
Manufacturing	485	246	453	216	336	160	361	212
Building and construction	92	28	105	41	69	19	81	25
Housing loans	190	46	202	61	152	35	168	37
General commerce	331	175	369	187	286	143	290	143
Transportation, storage & communications	13	7	23	8	21	5	29	12
Financial institutions, investment & holding companies	191	78	160	25	54	8	82	11
Professionals & private individuals (except housing loans)	206	108	192	102	126	55	134	60
Others	179	99	178	113	124	66	120	65
Total non-performing loans	1,687	787	1,682	753	1,168	491	1,265	565
Debt securities	285	252	198	191	160	152	42	36
Contingent liabilities	82	7	98	7	114	9	119	9
Total non-performing assets	2,054	1,046	1,978	951	1,442	652	1,426	610

By loan classification ($m)	30 Sept 2008 NPA	30 Sept 2008 SP	30 Jun 2008 NPA	30 Jun 2008 SP	31 Dec 2007 NPA	31 Dec 2007 SP	30 Sept 2007 NPA	30 Sept 2007 SP
Non-performing assets								
Substandard	1,141	201	1,159	171	845	73	878	63
Doubtful	644	575	491	451	338	319	276	275
Loss	269	270	328	329	259	260	272	272
Total	2,054	1,046	1,978	951	1,442	652	1,426	610
Restructured assets								
Substandard	246	72	231	67	168	27	189	24
Doubtful	29	27	31	28	25	23	32	37
Loss	53	53	128	128	38	38	28	28
Total	328	152	390	223	231	88	249	89

By collateral type ($m)	30 Sept 2008 NPA	30 Jun 2008 NPA	31 Dec 2007 NPA	30 Sept 2007 NPA
Unsecured non-performing assets	1,211	1,182	794	722
Secured non-performing assets by collateral type				
Properties	505	472	376	410
Shares and debentures	76	93	24	40
Fixed deposits	22	22	13	8
Others	240	209	235	246
Total	2,054	1,978	1,442	1,426

By period overdue

($m)	30 Sept 2008 NPA	30 Jun 2008 NPA	31 Dec 2007 NPA	30 Sept 2007 NPA
Not overdue	832	826	542	400
<90 days overdue	281	309	255	246
91-180 days overdue	307	191	94	180
>180 days overdue	634	652	551	600
Total	2,054	1,978	1,442	1,426

The amount of NPLs was stable from the previous quarter at $1.69 billion, while the NPL rate declined slightly from 1.4% to 1.3% on a larger loan base. New NPLs due to individuals and SMEs in Hong Kong as well as corporate loans in Rest of the World were offset by recoveries in corporate loans in Singapore and write-offs in SME loans in Taiwan arising from the acquisition of Bowa.

The amount of non-performing assets rose 4% to $2.05 billion due to an increase in non-performing debt securities. Allowance coverage for non-performing assets increased to 123% from 116% in the previous quarter.

FUNDING SOURCES

($m)	30 Sept 2008	30 Jun 2008	31 Dec 2007	30 Sept 2007
Customer deposits [1/]	166,448	158,726	153,572	144,185
Interbank liabilities [2/]	19,616	19,921	16,481	15,360
Other borrowings and liabilities [2/]	54,036	49,757	43,057	50,721
Shareholders' funds	20,141	20,284	20,481	20,311
Total	260,241	248,688	233,591	230,577

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

CUSTOMER DEPOSITS [1/]

($m)	30 Sept 2008	30 Jun 2008	31 Dec 2007	30 Sept 2007
By currency and product				
Singapore dollar	89,666	88,973	84,099	78,493
Fixed deposits	21,821	24,149	27,708	23,082
Savings accounts	57,256	53,496	46,622	45,733
Current accounts	9,775	10,712	9,258	9,029
Others	814	616	511	649
Hong Kong dollar	23,503	21,032	24,775	24,274
Fixed deposits	16,917	14,137	17,302	17,448
Savings accounts	3,970	4,410	4,556	3,967
Current accounts	1,856	1,831	1,935	1,777
Others	760	654	982	1,082
US dollar	29,018	26,717	28,507	28,073
Fixed deposits	19,536	17,891	20,375	19,798
Savings accounts	1,851	1,657	1,849	2,143
Current accounts	4,833	4,248	3,976	3,628
Others	2,798	2,921	2,307	2,504
Others	24,261	22,004	16,191	13,345
Fixed deposits	20,163	17,708	13,152	10,756
Savings accounts	1,233	1,294	778	492
Current accounts	1,771	1,858	1,477	1,489
Others	1,094	1,144	784	608
Total	166,448	158,726	153,572	144,185
Fixed deposits	78,437	73,885	78,537	71,084
Savings accounts	64,310	60,857	53,805	52,335
Current accounts	18,235	18,649	16,646	15,923
Others	5,466	5,335	4,584	4,843

Note:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet

Customer deposits rose 5% from the previous quarter to $166.4 billion. The increase was in foreign currency fixed deposits and Singapore-dollar savings deposits. The mix of Singapore dollar deposits shifted towards savings accounts as fixed deposits fell.

For the nine months, customer deposits rose 8%, led by Singapore-dollar savings accounts.

OTHER BORROWINGS & LIABILITIES

($m)	30 Sept 2008	30 Jun 2008	31 Dec 2007	30 Sept 2007
Subordinated term debts[1/]	8,882	8,470	8,954	9,171
Other debt securities in issue				
Due within 1 year	830	1,458	960	4,705
Due after 1 year	1,094	831	239	403
Comprising:				
Secured [2/]	269	473	369	1,106
Unsecured	1,655	1,816	830	4,002
Others	43,230	38,998	32,904	36,442
Total	54,036	49,757	43,057	50,721

Notes:
1/ All subordinated term debts issued are unsecured and due after 1 year
2/ These are mainly secured by properties and securities

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk (VaR) measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the Group for the period from 1 October 2007 to 30 September 2008. The Group's trading book VaR methodology is based on Historical Simulation VaR.

		1 October 2007 to 30 September 2008		
($m)	As at 30 September 2008	Average	High	Low
Total	51	27	53	17

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 October 2007 to 30 September 2008.


DBSH Group VaR for Trading Book
No. of Days
25
20
15
10
5
0
>15-16
>16-17
>17-18
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
>40-41
>41-42
>42-43
>43-44
>44-45
>45-46
>46-47
>47-48
>48-49
>49-50
>50-51
>51-52
>52-53
>53-54
VaR (S$ million)


Daily Distribution of Group Trading Income
(1 Oct 2007 to 30 Sep2008)
No. of days
30
25
20
15
10
5
0
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	30 Sept 2008	30 Jun 2008	31 Dec 2007 [1]	30 Sept 2007 [1]
Tier 1				
Share capital	4,214	4,206	4,164	4,138
Disclosed reserves and others	20,268	20,080	18,092	17,922
Less: Tier 1 Deductions	(6,011)	(5,987)	(5,897)	(5,888)
Eligible Tier 1	18,471	18,299	16,359	16,172
Tier 2				
Loan allowances admitted as Tier 2	680	564	1,210	1,170
Subordinated debts	6,413	6,323	7,087	7,254
Revaluation surplus from equity securities	27	84	177	239
Less: Tier 2 Deductions	(117)	(102)	(102)	(101)
Total eligible capital	25,474	25,168	24,731	24,734
Risk-weighted assets	190,188	182,254	184,601	176,533
Capital adequacy ratio (%)				
Tier 1 ratio	9.7	10.0	8.9	9.2
Tier 2 ratio	3.7	3.8	4.5	4.8
Total (Tier 1 & 2) ratio	13.4	13.8	13.4	14.0

Note:
1/ Figures have been reclassified to make them consistent with the current period's presentation

The Group's total capital adequacy ratio decreased from 13.8% in June 2008 to 13.4% in September 2008 due mainly to an increase in credit risk weighted assets.

UNREALISED VALUATION SURPLUS/(LOSSES)

($m)	30 Sept 2008	30 Jun 2008	31 Dec 2007	30 Sept 2007
Properties	687	704	650	423
Financial investments	62	(11)	43	(73)
Total	749	693	693	350

The amount of unrealised valuation surplus increased from $693 million in the previous quarter to $749 million as the valuation surplus for financial investments rose due to an increase in general allowances.

Unaudited Consolidated Income Statement

In $ millions	3rd Qtr 2008	3rd Qtr 2007 [1/]	+/(-) %	2nd Qtr 2008	9 Mths 2008	9 Mths 2007 [1/]	+/(-) %
Income							
Interest income	**2,025**	2,362	(14)	1,935	**6,107**	6,738	(9)
Interest expense	**954**	1,314	(27)	877	**2,921**	3,689	(21)
Net interest income	**1,071**	1,048	2	1,058	**3,186**	3,049	4
Net fee and commission income	**316**	403	(22)	342	**1,011**	1,083	(7)
Net trading income	**(281)**	(63)	(>100)	111	**(331)**	205	NM
Net income from financial instruments designated at fair value	**268**	5	>100	26	**379**	(90)	NM
Net income from financial investments	**3**	128	(98)	49	**263**	346	(24)
Other income	**21**	16	31	31	**70**	37	89
Total income	**1,398**	1,537	(9)	1,617	**4,578**	4,630	(1)
Expenses							
Employee benefits	**188**	347	(46)	370	**910**	1,061	(14)
Depreciation of properties and other fixed assets	**42**	32	31	37	**113**	94	20
Other expenses	**348**	273	27	280	**898**	815	10
Allowances for credit and other losses	**342**	118	>100	90	**572**	368	55
Total expenses	**920**	770	19	777	**2,493**	2,338	7
Profit	**478**	767	(38)	840	**2,085**	2,292	(9)
Share of profits of associates	**21**	27	(22)	21	**65**	78	(17)
Profit before tax	**499**	794	(37)	861	**2,150**	2,370	(9)
Income tax expense	**59**	146	(60)	159	**369**	449	(18)
Net profit	**440**	648	(32)	702	**1,781**	1,921	(7)
Attributable to:							
Shareholders	**379**	610	(38)	652	**1,634**	1,787	(9)
Minority interests	**61**	38	61	50	**147**	134	10
	440	648	(32)	702	**1,781**	1,921	(7)

Note:
1/ Figures have been reclassified to make them consistent with the current period's presentation

Unaudited Balance Sheets

In $ millions	GROUP 30 Sept 2008	GROUP 30 Jun 2008	GROUP 31 Dec 2007 [1]	GROUP 30 Sept 2007	COMPANY 30 Sept 2008	COMPANY 30 Jun 2008	COMPANY 31 Dec 2007 [1]	COMPANY 30 Sept 2007
ASSETS								
Cash and balances with central banks	**15,044**	13,593	18,564	8,450				
Singapore Government securities and treasury bills	**15,000**	16,001	15,433	16,646				
Due from banks	**27,331**	28,164	23,304	30,465				
Financial assets at fair value though profit or loss [2]	**11,575**	17,278	19,543	20,748				
Positive replacement values	**23,007**	19,313	13,119	10,925				
Loans and advances to customers	**126,893**	117,844	106,344	103,405				
Financial investments	**23,996**	20,779	19,182	21,855				
Securities pledged	**3,218**	2,129	4,115	2,706				
Subsidiaries	**-**	-	-	-	**6,767**	6,779	6,748	6,736
Investments in associates	**620**	608	715	666				
Goodwill on consolidation	**5,847**	5,838	5,842	5,843				
Properties and other fixed assets	**1,632**	1,585	1,534	1,511				
Deferred tax assets	**41**	26	25	17				
Other assets	**6,037**	5,530	5,871	7,340	**74**	-	-	-
TOTAL ASSETS	**260,241**	248,688	233,591	230,577	**6,841**	6,779	6,748	6,736
LIABILITIES								
Due to banks	**19,200**	19,331	15,464	13,678				
Due to non-bank customers	**158,340**	150,390	145,368	133,941				
Financial liabilities at fair value through profit or loss [3]	**15,161**	15,967	18,242	23,271				
Negative replacement values	**23,535**	18,354	12,554	10,863				
Bills payable	**762**	1,262	380	590				
Current tax liabilities	**885**	938	882	943				
Deferred tax liabilities	**11**	41	172	191				
Other liabilities	**7,208**	7,258	7,218	9,792	**18**	4	7	7
Other debt securities in issue	**1,924**	2,289	1,199	5,108				
Subordinated term debts	**8,882**	8,470	8,954	9,171				
TOTAL LIABILITIES	**235,908**	224,300	210,433	207,548	**18**	4	7	7
NET ASSETS	**24,333**	24,388	23,158	23,029	**6,823**	6,775	6,741	6,729
EQUITY								
Share capital	**4,213**	4,206	4,164	4,138	**4,213**	4,206	4,164	4,138
Treasury shares	**(137)**	(106)	(102)	(74)	**(62)**	(31)	(27)	-
Other reserves	**6,605**	6,798	7,680	7,751	**82**	32	37	53
Revenue reserves	**9,460**	9,386	8,739	8,496	**2,590**	2,568	2,567	2,538
SHAREHOLDERS' FUNDS	**20,141**	20,284	20,481	20,311	**6,823**	6,775	6,741	6,729
Minority interests	**4,192**	4,104	2,677	2,718				
TOTAL EQUITY	**24,333**	24,388	23,158	23,029	**6,823**	6,775	6,741	6,729
OFF BALANCE SHEET ITEMS								
Contingent liabilities	**17,063**	16,799	14,656	13,808				
Commitments	**93,129**	89,095	92,305	90,334				
Financial derivatives	**2,005,986**	1,918,487	1,816,007	1,887,740				
OTHER INFORMATION								
Net asset value per ordinary share ($)								
(i) Based on existing ordinary share capital					4.43	4.40	4.39	4.39
(ii) Assuming conversion of outstanding preference shares to ordinary shares					4.30	4.27	4.25	4.25

Notes:
1. Audited
2. Includes customer loans, interbank assets, other government securities and treasury bills, corporate debt securities and equity securities
3. Includes customer deposits, interbank liabilities, other debt securities in issue and other financial liabilities

Unaudited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserve	Minority interests	Total equity
Balance at 1 January 2008	4,098	66	(102)	7,680	8,739	2,677	23,158
Exercise of share options	43						43
Net exchange translation adjustments				6		(17)	(11)
Share of associates' reserves				(24)			(24)
Cost of share-based payments				22			22
Share buyback during the period			(35)				(35)
Reclassification of reserves upon exercise of share options	6			(6)			-
Available-for-sale investments/Cash flow hedge:							
- Net valuation taken to equity				(992)			(992)
- Transferred to income statement on sale				(238)			(238)
- Tax on items taken directly to or transferred from equity				173			173
Transfer from / (to) revenue reserve				(16)	16		-
Net profit for the period					1,634	147	1,781
Final dividends paid for previous year					(302)		(302)
Interim dividends paid for current year					(627)		(627)
Dividends paid to minority interests						(116)	(116)
Change in minority interests						1,501	1,501
Balance at 30 September 2008	**4,147**	**66**	**(137)**	**6,605**	**9,460**	**4,192**	**24,333**
Balance at 1 January 2007	3,976	66	(111)	7,182	7,562	2,371	21,046
Exercise of share options	96						96
Net exchange translation adjustments				(25)		(41)	(66)
Share of associates' reserves				18			18
Cost of share-based payments				26			26
Draw-down of reserves upon vesting of performance shares			37	(37)			-
Available-for-sale investments/Cash flow hedge:							
- Net valuation taken to equity				798			798
- Transferred to income statement on sale				(177)			(177)
- Tax on items taken directly to or transferred from equity				(64)			(64)
Net profit for the period					1,787	134	1,921
Appropriation from income statement 1/				30	(30)		-
Final dividends paid for previous year					(310)		(310)
Interim dividends paid for current year					(513)		(513)
Dividends paid to minority interests						(116)	(116)
Change in minority interests						370	370
Balance at 30 September 2007	4,072	66	(74)	7,751	8,496	2,718	23,029

Note:
1/ Includes appropriation from prior year's net profit

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserve	Total equity
Balance at 1 January 2008	4,098	66	(27)	37	2,567	6,741
Exercise of share options	43					43
Cost of share-based payments				51		51
Reclassification of reserves upon exercise of share options	6			(6)		-
Net profit for the period					954	954
Share buyback during the period			(35)			(35)
Final dividends paid for previous year					(304)	(304)
Interim dividends paid for current year					(627)	(627)
Balance at 30 September 2008	4,147	66	(62)	82	2,590	6,823
Balance at 1 January 2007	3,976	66	-	53	2,824	6,919
Exercise of share options	96					96
Net profit for the period					537	537
Final dividends paid for previous year					(310)	(310)
Interim dividends paid for current year					(513)	(513)
Balance at 30 September 2007	4,072	66	-	53	2,538	6,729

Unaudited Consolidated Cash Flow Statement

In $ millions	9 Mths 2008	9 Mths 2007
Cash flows from operating activities		
Profit before tax	2,150	2,370
Adjustments for non-cash items:		
Allowances for credit and other losses	572	368
Depreciation of properties and other fixed assets	113	94
Share of profits of associates	(65)	(78)
Net gain on disposal of properties and other fixed assets	(23)	(6)
Net gain on disposal of financial investments	(263)	(346)
Profit before changes in operating assets & liabilities	2,484	2,402
Increase/(Decrease) in:		
Due to banks	3,736	5,815
Due to non-bank customers	12,972	11,849
Financial liabilities at fair value through profit or loss	(3,081)	3,563
Other liabilities including bills payable	9,688	5,134
Debt securities and borrowings	816	1,612
(Increase)/Decrease in:		
Change in restricted balances with central banks	(561)	362
Singapore Government securities and treasury bills	1,181	(3,640)
Due from banks	(4,018)	(5,202)
Financial assets at fair value through profit or loss	5,761	(4,012)
Loans and advances to customers	(20,838)	(18,418)
Financial investments	(6,045)	1,115
Other assets	(7,654)	(5,105)
Tax paid	(370)	(279)
Net cash (used in) operating activities (1)	(5,929)	(4,804)
Cash flows from investing activities		
Dividends from associates	50	51
Purchase of properties and other fixed assets	(245)	(119)
Proceeds from disposal of properties and other fixed assets	74	69
Acquisition of interest in associates	-	(4)
Net cash (used in) investing activities (2)	(121)	(3)
Cash flows from financing activities		
Increase in share capital and share premium	49	96
Proceeds from issuance of subordinated term debts	1,500	3,044
Dividends paid to shareholders of the Company	(929)	(823)
Dividends paid to minority interests	(116)	(116)
Net cash generated from financing activities (3)	504	2,201
Exchange translation adjustments (4)	6	(25)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	(5,540)	(2,631)
Cash and cash equivalents at 1 January	22,273	15,118
Cash and cash equivalents at 30 September	16,733	12,487

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares for the third quarter ended 30 September 2008 is as follows:

At 1 January 2008	1,517,786,862
Exercise of share options pursuant to the DBSH Share Option Plan	3,122,976
At 30 September 2008	1,520,909,838
Weighted average number of shares for third quarter 2008	
- ordinary shares	1,519,500,788
- fully diluted	1,588,797,429

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares (CPS) and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	30 Sept 2008	30 Jun 2008	31 Dec 2007	30 Sep 2007
Conversion of non-voting CPS	120,436	120,436	120,436	120,436
Conversion of non-voting redeemable CPS	66,475,374	66,475,374	66,475,374	66,475,374
Exercise of share options	14,461,972	15,054,702	17,776,673	18,474,907

(c) The movement in the number of treasury shares for the 9 months ended 30 September 2008 is as follows:

At 1 January 2008	4,933,401
Share buyback	2,079,000
At 30 September 2008	7,012,401

ADOPTION OF NEW OR REVISED FRS AND INT FRS

INT FRS 111: FRS 102 – Group and Treasury Share Transactions
INT FRS 111 provides clarification on circumstances when a share-based arrangement should be accounted for as an equity-settled or a cash-settled transaction. It also addresses the accounting for share-based payment transactions involving two or more entities within the Group. There is no material impact on the Group's financial statements arising from this new INT FRS.

INT FRS 114: FRS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
INT FRS 114 provides guidance on when refunds or reductions in future economic contributions for employee defined benefits should be regarded as available and how a minimum funding requirement might affect the availability of reductions in future contributions. It also explains how a minimum funding requirement may give rise to a liability. There is no material impact on the Group's financial statements arising from this new INT FRS.

AMENDMENTS TO FRS 39 FINANCIAL INSTRUMENTS: RECOGNITION AND MEASUREMENT AND FRS 107 FINANCIAL INSTRUMENTS: DISCLOSURES – RECLASSIFICATION OF FINANCIAL ASSETS

Following the amendments to FRS 39 Financial Instruments: Recognition and Measurement and FRS 107 Financial Instruments: Disclosures - Reclassification of Financial Assets, the Group has reclassified certain HFT assets to the AFS category.

The Group views the rapid deterioration of the global financial markets during the course of the third quarter of 2008, which has in turn resulted in highly illiquid markets, as a rare circumstance. One of the ramifications of this development is that certain HFT assets have had their tradability compromised by the ensuing market illiquidity. As the Group will no longer, as a consequence, hold these assets for the purpose of selling or trading over the near term, reclassifying them to the AFS category would be more appropriate. The reclassification was accordingly executed and deemed to be effective from 1 July 2008.

The disclosures below detail the impact of the reclassification to the Group.

($m)	1 Jul 2008 Fair Value	30 Sept 2008 Fair Value
HFT assets reclassified to AFS	2,389	2,315

If the reclassification had not been made, the Group's income statement for this quarter would have included unrealized fair value losses of $74 million attributable to the reclassified assets. Correspondingly, as of 30 September 2008, the AFS reserves included in shareholders' funds would not have included the unrealized fair value losses on these assets and would thus have been $74 million higher.

The reclassified financial assets contributed to a $2 million increase to net interest income for the current quarter. As of the reclassification date, the effective interest rates on the reclassified assets ranged from 2% to 10%, while recoverable cash flows of S$3 billion are expected.

In the second quarter 2008, $44 million of unrealized fair value losses on the reclassified assets were recognized in the Group income statement.

DISCLOSURE ON CERTAIN FINANCIAL INSTRUMENTS

At the request of the G7 Finance Ministers and Central Bank Governors, the Financial Stability Forum issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, it encouraged enhanced disclosure of certain financial instruments. The following disclosures are made in keeping with these developments.

COLLATERALISED DEBT/LOAN OBLIGATIONS (CDO)

Type of CDO ($m)	30 Sept 2008 Exposure	30 Sept 2008 Allowance	30 Jun 2008 Exposure	30 Jun 2008 Allowance	31 Dec 2007 Exposure	31 Dec 2007 Allowance	30 Sept 2007 Exposure	30 Sept 2007 Allowance
Investment Portfolio	**1,134**	**448**	**1,114**	**282**	**1,211**	**270**	**1,240**	**-**
ABS CDO	263	235	255	232	267	240	275	-
Non-ABS CDO	871	213	859	50	944	30	965	-
CLO	*700*	*193*	*696*	*30*	*771*	*30*	*786*	-
Other CDOs	*171*	*20*	*163*	*20*	*173*	-	*179*	-
Trading Book	**291**	**-**	**341**	**-**	**975**	**-**	**1,120**	**-**
Total	1,425	448	1,455	282	2,186	270	2,360	-

Moody's Ratings

Type of CDO	Aaa	Aa	A	Baa to B	Caa – Ca	Not Rated by Moody's (rated by the other)	Total
Investment Portfolio							
ABS CDO	-	2%	5%	4%	7%	5%	23%
Non-ABS CDO	8%	21%	46%	-	1%	1%	77%
CLO	*8%*	*21%*	*32%*	-	-	*1%*	*62%*
Other CDOs	-	-	*14%*	-	*1%*	-	*15%*
Total	8%	23%	51%	4%	8%	6%	100%

Standard & Poor's Ratings

Type of CDO	AAA	AA	A	BBB to B	CC	Not Rated by S&P (rated by the other)	Total
Investment Portfolio							
ABS CDO	2%	6%	2%	3%	8%	2%	23%
Non-ABS CDO	11%	13%	28%	-	-	25%	77%
CLO	*11%*	*13%*	*28%*	-	-	*10%*	*62%*
Other CDOs	-	-	-	-	-	*15%*	*15%*
Total	13%	19%	30%	3%	8%	27%	100%

The CDO portfolio comprised $263 million asset-backed (ABS) CDOs and $871 million non-ABS CDOs in the investment portfolio, and $291 million of CDOs in the trading portfolio.

The ABS CDOs have mortgage-backed securities (such as US sub-prime mortgages, Alt-A mortgages and ABS CDO tranches) as one of their asset classes, the percentage of which differs among the CDOs. By vintage, 36% of these CDOs were issued in 2004 or earlier, 58% in 2005 and 6% in 2006 or later. These ABS CDOs are 90% covered by allowances since fourth quarter 2007.

Of the non-ABS CDOs in the investment portfolio, a portion was in collateralised loan obligations (CLOs), which have corporate loans as their dominant underlying collateral. The other CDOs have either credit default swaps or trust preferred securities as their dominant underlying collateral.

Allowances totalling $213 million or 25% of the portfolio have been made for the non-ABS investment CDOs, of which 97% are rated A or above by Moody's or Standard & Poor's or both.

The CDOs in the trading portfolio, which are designated at fair value, were valued at $291 million compared to $341 million in the previous quarter. As they are designated at fair value, no allowances have been taken for them.

OTHER US SUB-PRIME AND ALT-A EXPOSURE

The Group does not have direct exposure to US sub-prime mortgages and Alt-A mortgages other than through its ABS CDOs as disclosed above.

COMMERCIAL MORTGAGE-BACKED SECURITIES

The Group had $136 million of investments in commercial mortgage-backed securities, representing less than 0.1% of the Group's total assets. By geography, 87% were in Singapore and 13% were in Hong Kong. By industry, commercial properties accounted for 41% of the portfolio, retail 15%, commercial-cum-retail 35% and industrial 9%.

LEVERAGED FINANCE

Leveraged finance is defined in this disclosure as acquisition financing sponsored by funds (private equity or investment) and supported by leverage. The Group's exposure to such loans, amounting to $557 million, represented less than 0.3% of its total assets. Of the exposure, 3% was in Singapore, 42% in Rest of Greater China, 35% in South and South-East Asia, and the remaining 20% in other parts of Asia. By industry, they were primarily in finance, media, information technology services and manufacturing.

SPECIAL PURPOSE ENTITIES (SPE)

The list of material operating SPEs is summarised in the following table, all of which are involved in the issuance or distribution of structured investment products. None of the SPEs has any liquidity facility with the Group.

SPE Description	Collateral	Risk Factors
Constellation Investment Ltd (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of structured equity/credit-linked notes to clients • SPE size: $1.6 billion • Group's role: Arranger, Market Agent, Calculation Agent, Custodian for assets held as collateral, Swap Counterparty	Cash deposits, Hong Kong government securities, Hong Kong corporate bonds, structured notes from Zenesis SPC (collateral rated AAA to BBB- by Fitch or S&P, with maturity of up to 6 years)	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference
Zenesis SPC (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of rated credit-linked notes to Constellation Investment Ltd and rated/unrated notes to other clients • SPE size: $1.0 billion • Group's role: Calculation Agent, Substitution Agent, Swap Counterparty	Cash deposits, 5-year notes from a Hong Kong bank (bond rating of Aa2 by Moody's and AA- by S&P), FSA-guaranteed bonds	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference

CONFIRMATION BY THE BOARD

We, Koh Boon Hwee and Richard D. Stanley, being two directors of DBS Group Holdings Ltd ("the Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the Third Quarter ended 30 September 2008 Unaudited Financial Results of the Company and of the Group to be false or misleading in any material aspect.

On behalf of the board of directors

Koh Boon Hwee
Chairman

Richard D. Stanley
Chief Executive Officer

6 November 2008
Singapore

Ref No. 25/2008

DBS THIRD-QUARTER EARNINGS AT SGD 402 MILLION DESPITE CHALLENGING OPERATING ENVIRONMENT

* * *

Lower market-related income and higher prudential allowances offset by disciplined expense management

* * *

SINGAPORE, 7 November 2008 - DBS Group Holdings today reported net earnings of SGD 402 million for third quarter 2008, reflecting lower market-related income, higher allowances to strengthen the balance sheet and disciplined expense management efforts. Interest income continued to grow as loans and deposits expanded while fee income outside of capital market related activities was stable. The earnings included a SGD 70 million charge set aside as compensation to certain customers who had bought Lehman-exposed investment products.

For the nine months, net earnings fell 13% from a year ago to SGD 1.67 billion. Profit before allowances declined by 1% from a year ago to SGD 2.64 billion.

DBS Group Holdings Ltd
6 Shenton Way, DBS Building
Singapore 068809

Tel: 65.6878 8888
www.dbs.com

Co Reg No 199901152M
06-18-025 (04/2006)

Net interest income up 2% as loans continue to grow

Net interest income rose 2% from a year ago and 1% from the previous quarter to SGD 1.07 billion.

Customer loans rose 8% for the quarter to SGD 127.5 billion. While the appreciation of the US and Hong Kong currencies contributed 2% points, the growth was largely due to Singapore-dollar borrowing across a broad range of sectors. Loan growth is expected to moderate in the coming quarters in line with slower economic activity.

Customer deposits increased 5% from the previous quarter to SGD 166.4 billion as a result of foreign currency and Singapore-dollar deposit inflows, reflecting the strength of DBS' customer franchise during a period of market dislocations.

Interest margins fell five basis points from the previous quarter to 1.99%. Interbank asset yields declined as tenors were shortened as part of the group's liquidity management. Interest margins were also affected by narrower Hong Kong prime-Hibor spreads.

Non-interest income lower due to markets

Net fee income declined 22% from a year ago and 8% from the previous quarter to SGD 316 million as stockbroking, investment banking and wealth management fees decreased 55% from a year ago and 21% from the previous quarter. Fee income outside of capital markets, such as trade and remittances and loan-related activity, was little changed from the previous quarter and 10% higher than a year ago.

Trading losses of SGD 13 million included net losses related to the unwinding of the Lehman-exposed investment products, which more than offset gains in other areas. The trading results also included SGD 74 million of gains resulting from the

reclassification of certain trading assets as available-for-sale investment securities in line with recent amendments to accounting standards.

Cost-income ratio at 41%

Expenses fell 11% from a year ago and 16% from the previous quarter to SGD 578 million as a result of proactive management of controllable expenses. DBS however continued to invest for future growth as it selectively added headcount in the emerging markets. The cost-income ratio improved to 41% from 43% in the previous quarter.

Balance sheet remains strong

General allowances of SGD 129 million were taken to strengthen the balance sheet against increased macroeconomic uncertainties. These additional general allowances raised the coverage for non-ABS CDOs in the investment portfolio to 25% from 6% previously. These CDOs are still performing, with 97% rated A or better. With the expected repayment of two tranches in the near term, the allowance coverage will increase to 30%. Cumulative allowances for all CDOs in the investment portfolio are in excess of the decline in their marked-to-market values.

Specific allowances for loans rose to SGD 106 million from SGD 52 million in the previous quarter. Half of the increase related to equity financing to individuals, while the remainder of the increase was for SME and corporate loans. The amount of non-performing loans was little changed at SGD 1.69 billion or 1.3% of the loan portfolio.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

The overall allowance coverage for non-performing assets rose to 123% from 116% in the previous quarter. If collateral was considered, the coverage reached 209% from 195% in the previous quarter.

The Group continued to be well capitalised with the tier-1 capital adequacy ratio at 9.7% and the total capital ratio at 13.4%.

DBS CEO Richard Stanley said, "The operating environment is increasingly challenging for financial institutions the world over. I feel deeply for our retail customers who are affected by Lehman's collapse and regret the anguish they are experiencing. DBS is committed to doing the right thing and we are doing our best to resolve the situation. We also believe in standing steadfast by our corporate clients during these difficult times. We took upfront prudential levels of allowances to strengthen our balance sheet and with strong capital and liquidity, I believe we are well positioned to ride out the uncertainties ahead."

The Board of Directors declared a one-tier tax-exempt dividend of 20 cents per share, unchanged from the previous quarter.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No.199901152M

About DBS

DBS is one of the largest financial services groups in Asia with operations in 16 markets. Headquartered in Singapore, DBS' "AA-" and "Aa1" credit ratings are among the highest in the Asia-Pacific region.

As a bank that specialises in Asia, DBS leverages its deep understanding of the region, local culture and insights to serve and build lasting relationships with its clients. DBS provides the full range of services in corporate, SME, consumer and wholesale banking activities across Asia and the Middle East. The bank is committed to expanding its pan-Asia franchise by leveraging its growing presence in mainland China, Hong Kong and Taiwan to intermediate the increasing trade and investment flows between these markets. Likewise, DBS is focused on extending its end-to-end services to facilitate capital within fast-growing countries in Indonesia and India.

DBS acknowledges the passion, commitment and can-do spirit in each of its 15,000 staff, representing over 30 nationalities. For more information, please visit www.dbs.com.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing and Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

END